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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
SERVICE OFFICE: ONE GRANITE PLACE, P.O. BOX 515, CONCORD, NEW HAMPSHIRE 03302
(800) 258-3648

                            AUTOMATIC INCREASE RIDER

Effective Date -

Jefferson Pilot LifeAmerica Insurance Company has issued this rider as a part of the policy to which it is attached. It takes effect on the Policy Date unless a later effective date is shown above. In this rider, "we", "us", or "our" means Jefferson Pilot LifeAmerica Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy as insured under the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of any application for this rider, we will provide the benefit described in this rider.

BENEFIT - We will increase the Specified Amount of the policy on the first day of each new policy year by an amount equal to a percentage of the Specified Amount for the past policy year. If a Primary Insured Term Rider is in force on the policy, we will apply the Increase Percentage Factor on the first day of each new policy year to both the Specified Amount of the policy and the amount of insurance payable under the Primary Insured Term Rider for the past policy year.

INCREASE PERCENTAGE FACTOR - The increase percentage factor has been selected by you and is shown on Page 3 of the policy.

EXPIRY DATE - The Expiry Date of this rider is shown on Page 3 of the policy.

MONTHLY DEDUCTION - The monthly deduction for this rider will be (a), multiplied by (b), divided by $1,000, where:

     (a) is the rider's Annual Cost per $1,000 of Specified Amount, based on the Insured's issue age and as shown on Page 3 of the policy, divided by 12; and

     (b) is the sum of the policy's Specified Amount, plus the amount of insurance of a Primary Insured Term Rider, if applicable, attached to the policy as of the monthly anniversary day.

MAXIMUM AMOUNT OF INCREASE - The maximum amount of all increases from the operation of this rider will be equal to the smaller of (a) or (b), where:

     (a) is three times the sum of the policy's Initial Specified Amount and the initial amount of insurance under a Primary Insured Term Rider, if applicable; and

     (b) is the Maximum Amount of all Increases as shown on Page 3 of the policy.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1) The monthly deduction for this rider remains unpaid at the end of the Grace Period, as defined in the policy.

(2)  The policy is surrendered, exchanged, or lapsed.

(3)  The Expiry Date of this rider is attained.

(4)  We receive a proper written request to terminate this rider.

(5)  The Maturity Date of the policy is attained.

(6) The amount of any combined annual increase in the policy's Specified Amount and the amount of insurance of a Primary Insured Term Rider, if applicable, as a result of the operation of this rider is less than the Minimum Annual Increase Amount as shown on Page 3 of the policy.

(7) The maximum amount of increases permitted under this rider has been attained.


        /s/ David Stonecipher                       /s/ Robert A Reed

        Chief Executive Officer                          Secretary


AIR96-R204N(98)